

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010   August 19, 2008

Pingji Lu
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

> **Re: China Housing & Land Development, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 28, 2008**
> **File No. 333-149746**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide audited statements of income and cash flows for each of the three fiscal years proceeding the date of the most recent audited balance sheet being filed, as required by Rule 3-02 of Regulation S-X. We note this information was previously included in your Form S-1/A filed on July 14, 2008. Please also provide updated financial statements and related disclosures for the period ended June 30, 2008. See Rule 3-12 of Regulation S-X.

2. We note your response to comment 2 in our letter dated July 18, 2008. However, it is still unclear how you arrived at the number of shares you are registering. In your response, you state that you are registering 1,437,468 shares underlying warrants. However, in the registration statement, you state that you are registering 1,796,835 shares underlying warrants. Please clarify and revise accordingly.

Executive Compensation, page 31

3. On page 32, we note your statement regarding long-term incentive awards. It appears that you do not currently award this type of compensation. Please remove

this reference or describe the types of long-term incentive awards you make in accordance with Item 402 of Regulation S-K.

4. Please update your Summary Compensation Table to include information relating to the 2007 restricted stock awards. See Item 402(c) of Regulation S-K.

5. In footnote 1 to the Summary Compensation Table, please list any other executive officers and directors that you paid in RMB and the applicable exchange rates.

6. Please remove the last paragraph on page 33 since it does not apply to the Director Compensation table.

7. We note your response and revised disclosure in response to comment 6 in our letter dated July 18, 2008. Please confirm to us supplementally that the salary amount for Mr. Lu listed in the Summary Compensation Table includes both the base salary and the performance salary. If it does not, please revise accordingly. Additionally, please provide a narrative description of Mr. Lu's performance salary, including the amount paid during fiscal year 2007, the monthly and annual performance targets, and the process by which the compensation committee determines whether Mr. Lu met the relevant performance targets. See Item 402(e) of Regulation S-K.

8. We note your statement on page 35 under "Performance Goals" that "if the relevant performance goal is not obtained, the insurance of the award shares will be postponed until the next year." Please disclose whether this statement means that restricted shares of stock will not be awarded for years in which the performance goals are not met, or whether there will be an opportunity to earn these shares at a later date using a different performance goal.

9. On page 36, we note your formula for determining the number of restricted shares of stock to award an executive officer. Please disclose the following items:

    - the total number of restricted stock shares issued in 2007 ("S");
    - the sum of the individual allotment coefficient among the qualified candidates for 2007 ("CA"); and
    - the percentages of individual performance assessment scores in 2007 ("J").

    Please provide an example of how this formula works by using numbers applicable to one of your executive officers, like Mr. Lu. Lastly, please describe the elements of individual performance and contribution that are taken into account when determining the individual performance assessment scores.

10. Please disclose whether the chart on page 36 entitled "New Plan Benefits" discloses the number of restricted stock shares your executive officers and directors received for 2007 or if it is what you anticipate they could receive in 2008.

11. Since you issued restricted shares of stock as part of compensation for 2007, please include the Grants of Plan Based Awards Table and the Option Exercises and Stock Vested Table as required by Items 402(d) and 402(g) of Regulation S-K.

Management's Discussion and Analysis, page 37

Consolidated Operating Results, page 38

12. Please note that this section should cover the same three year period covered in the financial statements and any relevant interim periods. See Instruction No. 1 to Item 303(a) and Instruction No. 1 to Item 303(b) of Regulation S-K. Please revise this section to compare the results of operation for (i) fiscal year ended December 31, 2007 to fiscal year ended December 31, 2006; (ii) fiscal year ended December 31, 2006 to fiscal year ended December 31, 2005; and (iii) period ended June 30, 2008 to period ended June 30, 2007. We note that some of this information was previously provided in Form S-1/A filed on July 14, 2008.

Certain Relationships and Related Transactions, page 50

13. On pages 50-52, please update the charts to include information through the quarter ended June 30, 2008. Please also revise the chart on page 50 to include the total amount of loans outstanding for the year ended December 31, 2007 and the period ending June 30, 2008. See Item 404(a)(5) of Regulation S-K. We note that you included the total amount of loans outstanding in your Form S-1/A filed on July 14, 2008.

14. In the second paragraph on page 50, we note the sentence "However, we have never engaged in any such transaction which can be evidenced by the audited financial statements." This statement is confusing because it appears that you have engaged in related party transactions since you have accepted loans from at least two of your executive officers, as disclosed on page 53. Please either clarify this sentence or remove it.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 53

15. Please include the information required by Item 304(a)(1)(ii) and (iii) of Regulation S-K when discussing the change from Moore Stephens to MSCM LLP.

* * * *

You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Howard H. Jiang, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, NY 10174